UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission file number:

Ehave, Inc.
(Exact name of registrant as specified in its charter)

Canada	7371	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 University Avenue, Suite 200

Toronto, ON M5H

Canada

(647) 490-5122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On November 22, 2016, Ehave, Inc. (the “Company”) announced that it had entered into a definitive securities purchase agreement, dated as of November 14, 2016 (the “Purchase Agreement”) with certain investors to raise up to $1,500,026 in gross proceeds in a private placement (the “Private Placement”) of convertible promissory notes (the “Notes”) and warrants (the “Warrants”) pursuant to multiple closings. Each closing of Notes and Warrants is subject to various closing conditions, including, in certain instances, the consent of the investors. The Notes will bear interest at a rate of 10% per annum payable either in cash or in common shares of the Company, at the lender’s discretion. The Notes will mature upon the earlier of twelve months from the date of issuance, or upon the closing by the Company of a registered direct offering resulting in gross proceeds of not less than $5,000,000 at a pre-offering valuation of at least $15,000,000 (the “Qualified Offering”). Upon the closing of a Qualified Offering, all of the principal and accrued and unpaid interest then outstanding under the Notes shall, at the lender’s discretion, become due and payable in cash or convert into the number of securities sold in the Qualified Offering equal to the aggregate amount of the principal and accrued and unpaid interest then outstanding under such Note divided by the lower of (i) 80% of the price per equity security sold to investors in the Qualified Offering, and (ii) the quotient of $5,500,000 and the number of common shares outstanding immediately prior to the closing of a Qualified Offering (the “Conversion Price”). In addition, upon closing of a Qualified Offering, each lender is entitled to receive Warrants to purchase the number of common shares of the Company equal to the aggregate consideration funded by each lender prior to the Qualified Offering divided by the Conversion Price. The Warrants will be exercisable at any time after the date of issuance and at any time up to the date that is the five year anniversary of the date of issuance, at an initial exercise price of 120% of the Conversion Price per common share.

The Private Placement is being undertaken in reliance upon the exemption from the registration requirements in Section 4(a)(2) and Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Each investor represented that it is an accredited investor as that term is defined in Rule 501 of Regulation D. This Report on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the form of Note filed herewith as exhibits to this Report on Form 6-K.

Attached hereto are the following exhibits:

Exhibit	Description

99.1	Note and Warrant Purchase Agreement, dated as of November 14, 2016

99.2	Form of Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

November 22, 2016	By:	/s/ Scott L. Woodrow
Scott L. Woodrow
Chairman
(Principal Financial Officer and
Principal Accounting Officer)